May 10, 2022

VIA EDGAR
Division of Corporation Finance
Office of Trade & Services
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-6010

Attention: Robert Shapiro
Abe Friedman

Re: TransUnion
Form 10-K for the Year Ended December 31, 2021
Filed February 22, 2022
Form 8-K
Filed April 26, 2022
File No. 001-37470

To the addressees set forth above:
Set forth below are the responses of TransUnion (“we,” “our,” or the “Company”) to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) in its letter dated April 29, 2022, relating to the Company’s Form 10-K for the year ended December 31, 2021, filed with the Commission on February 22, 2022 (the “10-K”), and its Form 8-K, filed April 26, 2022 (the “8-K”).
For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in bold and italics herein. The Company has also provided its response immediately after each numbered comment. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in the 8-K.

Form 8-K filed April 26, 2022

Exhibit 99.1
First Quarter 2022 Results
Earnings, page 1
1.Please present and discuss the most directly comparable GAAP measure to Adjusted EBITDA Margin with equal or greater prominence in your earnings discussion. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and the staff's Compliance and Disclosure Interpretations on Non-GAAP Financial Measures, Question 102.10.

Response: The Company acknowledges the Staff’s comment. In future earnings discussions, the Company will revise its disclosure to present and discuss Net Income Margin, the most directly comparable GAAP measure to Adjusted EBITDA Margin, with equal or greater prominence.

Schedule 2
Reconciliation of net income attributable to TransUnion to consolidated Adjusted EBITDA, page 13
2.We note your 'Consolidated Adjusted EBITDA' reconciliation excludes charges labeled as 'Net Other,' which partially consists of "$28.4 million for certain legal and regulatory expenses." Please tell us the nature of these excluded costs, and your consideration as to whether these costs reflect normal, recurring, cash operating expenses necessary to operate your business. Refer to the staff's Compliance and Disclosure Interpretations on Non-GAAP Financial Measures, Question 100.01.
Response: The Company respectfully advises the Staff that the $28.4 million in certain legal and regulatory expenses for the quarter ended March 31, 2022 relate to adjustments to our estimates of the costs to settle two previously disclosed legal matters, Ramirez v. Trans Union LLC (“Ramirez”), initially filed by the plaintiff in 2012, and matters involving the Consumer Financial Protection Bureau (the “CFPB”) related to the 2017 Consumer Interactive Consent Order. As these matters have progressed over the years, the Company has periodically revised its estimated cost to settle and accrued loss contingencies for these matters.
    The Company considers the estimated cost to settle these matters to be unusual legal and regulatory expenses outside the ordinary course of its business that do not reflect normal, recurring, cash operating expenses necessary to operate the business. This is primarily due to the potential for significant punitive damages and similar penalties and other costs to settle in the event of an unfavorable resolution, which is materially different from other legal and regulatory proceedings the Company has historically faced. With respect to Ramirez, the Company advises the Staff that it did not consider the estimated cost to settle this matter to be unusual, and therefore did not exclude estimates for the cost to settle from Consolidated Adjusted EBITDA until the United States Court of Appeals for the Ninth Circuit denied the Company’s petition for rehearing en banc, at which time the Company determined that punitive damages were probable and reasonably estimable. Additionally, for the CFPB matter, the Company considered the unusual nature of this issue, including the fact that this enforcement matter included civil money penalties that stemmed from the only consent order the Company has entered into with the CFPB. The Company has excluded our estimate of the cost to settle this matter from Consolidated Adjusted EBITDA since we entered into a Stipulation and Consent to the Issuance of a Consent Order in December 2016. The Company further advises the Staff that it does not exclude normal recurring legal and regulatory expenses that arise within the ordinary course of business from Consolidated Adjusted EBITDA.

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We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at 312-985-3678 should you need any additional information.

Sincerely,

TransUnion

By:	/s/ Todd M. Cello
	Name:	Todd M. Cello
	Title:	Executive Vice President, Chief Financial Officer
Financial Officer